ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 9, 2020	Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds N-14 (File No. 333-249460)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding AMG GW&K Small/Mid Cap Fund’s registration statement on Form N-14 (the “Registration Statement”), which includes a proxy statement/prospectus (the “Proxy Statement/Prospectus”), that was filed on October 13, 2020. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms not otherwise defined have the meaning set forth in the Proxy Statement/Prospectus.

1.

Comment: Under “Questions and Answers” on page 4 of the Proxy Statement/Prospectus, please add disclosure that the total annual fund operating expenses after fee waiver and expense reimbursement will be higher for Class Z shares of the Acquiring Fund.

Response: The requested change has been made.

2.

Comment: Under “Questions and Answers” on page 4 of the Proxy Statement/Prospectus, the response to the question “Will I need to pay sales commissions or taxes as a result of the Reorganization?” states that a portion of the portfolio assets of the Target Fund may be sold in connection with the Reorganization. What percentage of the Target Fund will be sold prior to the Reorganization?

Response: The Trust expects a minimal amount of portfolio turnover in connection with the Reorganization and has updated the disclosure accordingly.

3.	Comment: Under “I. Proposal 1: The Reorganization – 1. Synopsis – Investment Objectives and Strategies” on page 13 of the Proxy Statement/Prospectus, please revise the disclosure consistent with “plain English” principles. The Staff notes that a side-by-side chart comparing the Target Fund’s and the Acquiring Fund’s investment objectives and strategies would be easier to read.

Response: The requested change has been made.

4.

Comment: Under “I. Proposal 1: The Reorganization – 4. Summary of Differences Between the Target Fund and the Acquiring Fund – Comparative Information on Fundamental Investment Restrictions” on page 32 of the Proxy Statement/Prospectus, please highlight the differences in the Target Fund’s and the Acquiring Fund’s fundamental investment restrictions in accordance with Item 3(b) of Form N-14.

Response: The requested change has been made.

5.

Comment: Under “II. Proposal 2: Approval of the New Subadvisory Agreement Between AMG Funds LLC and GW&K Investment Management, LLC with respect to AMG GW&K Mid Cap Fund – Description of the New Subadvisory Agreement – Comparison with terms of the Former Subadvisory Agreement” on page 43 of the Proxy Statement/Prospectus, please include a side-by-side chart comparing the terms of the Former Subadvisory Agreement and the New Subadvisory Agreement.

Response: The requested change has been made.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.